August 2, 2024

Kam Choy Ho
Chief Executive Officer
TMD Energy Ltd
B-10-06, Block B, Plaza Mont Kiara
No. 2, Jalan Kiara, Mont Kiara
50480 Kuala Lumpur
Wilayah Persekutuan, West Malaysia

       Re: TMD Energy Ltd
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted July 18, 2024
           CIK No. 0002009714
Dear Kam Choy Ho:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
July 9, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
Notes to Consolidated Financial Statements
Note 8 - Related party transactions, page F-19

1. Please revise your disclosure consistent with your response to prior comment 16 to include the significant terms of the Guarantee Agreement between Raja Ismail and your parent Straits, and clarify the accounting for the reimbursement of legal fees under this agreement.
 August 2, 2024
Page 2
Note 15 - Commitments and Contingencies
Contingencies, page F-25

2. Please revise your disclosure to explain why there is not at least a reasonable possibility that a loss or additional loss may be incurred by the company in regards to the legal proceedings involving Tumpuan Megah consistent with your response to prior comment 17. Refer to ASC 450-20-50-3.
General

3. We note your revisions in response to comment 7. Please clarify whether the Russia-
       Ukraine conflict has materially affected your operations or financial results.

       Please contact Robert Shapiro at 202-551-3273 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services